BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

RECEIVED
2004 AUG 10 P 12: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

04036116

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 19, 2004:

A. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Amended Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Mailing List Return Card

dlw 8/10

B. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2003 with relevant MD&A.

C. Copies of Forms 52-109FT1 (Certification of Annual Filings) filed with the British

Columbia and Alberta Securities Commissions.

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2004 with relevant MD&A.

E. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

F. Copies of news releases issued during the relevant period.

G. Copies of Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

H. Copy of Form 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-1659

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	118049 10 5
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 30, 2004
5	Record Date for Notice	:	May 19, 2004
6	Record Date for Voting	:	May 19, 2004
7	Beneficial Ownership Determination Date	:	May 19, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 23rd day of April, 2004.

Sincerely,

BUCK LAKE VENTURES LTD.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
Director

82-1669

RECEIVED

2004 AUG 10 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE (AMENDED)

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	118049 10 5
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	August 27, 2004
5	Record Date for Notice	:	July 19, 2004
6	Record Date for Voting	:	July 19, 2004
7	Beneficial Ownership Determination Date	:	July 19, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 24th day of June, 2004.

Sincerely,

BUCK LAKE VENTURES LTD.

PER: ***"LEETA DRINOVZ"***

LEETA DRINOVZ
Director

82-1669

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **BUCK LAKE VENTURES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

The undersigned, a registered Member of the Company, hereby appoints Raymond Roland, or failing him, Renee Brickner, both Directors of the Company, or instead of either of them ____________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Shareholders of the Company to be held on August 27, 2004 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at five.

4. The election of the following as Directors:

   (a) RAYMOND ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RENEE BRICKNER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) DOUGLAS B. BROOKS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) DAVID DICAIRE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (e) KIRK SHAW: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or Renee Brickner, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Shareholder or his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Shareholder, or by an officer or attorney of a corporate Shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED this _____ day of _______________, 2004.

____
Signature

____
Name (Please Print)

____
Address

____

____
Number of Shares

82-1669

BUCK LAKE VENTURES LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

Buck Lake Ventures Ltd.
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2004

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2003, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of June 4, 2004 provides information on the operations of Buck Lake for the year ended December 31, 2003 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

Mineral Properties – Cont'd

Buck Lake Project Claims – Ontario – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

Subsequent to December 31, 2003 Buck Lake commenced a Diamond Drill Exploration Program at its Buck Lake Property. The Program is scheduled to be completed by June 7, 2004.

This drill program will be the first drill testing of the palladium, nickel, platinum and copper showings at the main discovery area on Buck Lake.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties – Cont'd

Buck Lake Project Claims – Ontario – Cont'd

Consulting geologists believe these highly mineralized pyroxinite clasts sampled on surface at the Main Discovery Area are fragments from a mineralized unit at depth that were brought to the surface through a late, volatile eruption. Buck's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units near surface.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, Buck Lake acquired an interest in the Bo Lake Property, another potential PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles Palladium Mine and 10 km north of the Buck Lake Project.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres.

Work on the Bo Lake Property has included reconnaissance mapping/sampling and trenching/sampling in an attempt to locate potential PGE bearing mafic to ultra-mafic intrusive units.

Most of the work was carried out during the summer of 2001. Prospecting during 2001 identified a possible pyroxenite unit that was later uncovered using an excavator. Following trenching it was discovered that the intrusive unit contained compositional variations of which a small portion appeared as ultra-mafic. Selective sampling during 2001 and 2002 of the trenches and other areas were unsuccessful in identifying notable PGE mineralization.

On October 19, 2000 the Company entered into a joint venture agreement with Pacific Topaz Resources Ltd. Pacific Topaz was granted an option to acquire up to a 50% interest in the Bo Lake Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the Issuer. The original optionor of the Bo Lake Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

On April 8, 2003 Pacific Topaz announced its decision to terminate the Bo Lake Joint Venture Agreement and on August 8' 2003 provided notice of termination of the option agreement to purchase the property to the property owner.

During the year ended December 31, 2003, the Company abandoned the option agreement and wrote-down $65,930 in capitalized acquisition and exploration costs.

Mineral Properties – Cont'd

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mineral Properties – Cont'd

Tib Lake Property and Wakinoo Property Areas – Ontario

In January, 2002 the Company announced it had entered into option agreements for the acquisition of up to a 100% interest in both the Tib Lake and Wakinoo Lake Platinum/Palladium properties. After reviewing exploration results and determining that further exploration expenditures on these properties were unwarranted, in January 2003 the Company announced its decision to drop the Tib Lake Property and on April 30, 2003 Buck Lake announced its decision to terminate its option to acquire an interest in the Wakinoo Lake Project as a result of exploration results.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company announced it had entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 30,000 common shares subsequent to the year end. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Resource Properties – Cont'd

properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company adopted the revised requirements of the CICA Handbook Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Annual Financial Information

The following table presents unaudited selected financial information the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$
Revenue	-	-	-
Net loss	(437,810)	(404,752)	(493,165)
Basic and diluted loss per share	(0.04)	(0.03)	(0.05)
Total assets	1,329,825	931,727	888,061

Results of Operations

Net loss for the year ended December 31, 2003 was $ 473,810 or $0.04 per share as compared to a loss of $404,752 or $0.03 per share for the year ended December 31, 2002. The increase in net loss was primarily due to the increase of $61,356 in interest charges and the increase of $24,557 in office and administrative expenditures.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the years ended December 31, 2003, 2002 and 2001:

Expenses – Cont'd

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$
Accounting, audit and legal	130,650	131,233	164,395
Increase (decrease) *	(0.45)	(20.18)	-
Amortization	5,458	7,016	3,930
Increase (decrease) *	(22.21)	78.52	-
Bank charges and interest	105,786	44,430	51,182
Increase (decrease) *	138.09	(13.20)	-
Consulting fees	36,000	37,500	53,000
Increase (decrease) *	(4.0)	(29.25)	-
Filing fees	8,341	3,709	21,678
Increase (decrease) *	124.81	N/A	-
Management fees	30,000	30,000	30,000
Increase (decrease) *	-	-	-
Office services and expenses	32,047	7,490	24,329
Increase (decrease) *	327.86	N/A	-
Promotion and travel	7,896	62,784	50,078
Increase (decrease) *	N/A	25.37	-
Rent	42,000	42,000	42,000
Increase (decrease) *	-	-	-
Shareholder communications fees	2,603	-	12,500
Increase (decrease) *	N/A	N/A	-
Transfer agent	3,567	3,698	4,333
Increase (decrease) *	(3.54)	(14.69)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company wrote-off $65,930 (2002: $74,961) of resource property costs and incurred $3,640 (2002: $Nil) in miscellaneous resource property investigation costs during the year ended December 31, 2003.

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended December 31, 2003:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended December 31, 2003				Year ended December 31, 2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(54,861)	(70,455)	(75,190)	(273,304)	(82,411)	(94,804)	(60,590)	(166,947)
Basic/diluted loss per share	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)

Liquidity and Capital Resources

At December 31, 2003, the Company had a working capital deficiency of $1,017,962 (2002: $892,008).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

At December 31, 2003, the Company held cash on hand of $310,176 (2002: $525) and liabilities totalled $1,372,706 (2002: $929,898).

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31,		
	2003	2002	2001
Consulting fees	$ 36,000	$ 37,500	$ 36,000
Deferred exploration costs	23,925	10,500	2,000
Interest	22,806	8,941	20,693
Management fees	30,000	30,000	30,000
Promotion and travel	-	10,070	-
Rent	-	-	3,500
Write-down of marketable securities	-	2,000	32,000
	$ 112,731	$ 99,011	$ 124,193

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2003, marketable securities include $6,000 (2002: $6,000) in shares of companies with common directors.

At December 31, 2003, amounts due to related parties include $631,578 (2002: $203,429) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Loans payable at December 31, 2003 includes $24,000 (2002: $23,900) due to a director of the Company.

Risks and Uncertainties

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Raymond Roland , President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the period ending **December 31, 2003;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 21, 2004

"Raymond Roland"
Raymond Roland
President & CEO

82 - 1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the period ending **December 31, 2003;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 21, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1664

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003
(Unaudited – Prepared by Management)

ASSETS

	(Unaudited) March 31, 2004	(Audited) December 31, 2003
Current		
Cash	$ 437,295	$ 310,176
Amounts receivable	22,746	16,614
Marketable securities	8,000	8,000
Prepaid expense	31,941	19,954
	499,982	354,744
Capital Assets – Note 3	18,064	19,115
Resource property costs – Schedule B: Note 1	965,285	955,966
	$ 1,483,331	$ 1,329,825

LIABILITIES

Current		
Accounts payable – Note 4	$ 516,295	$ 522,406
Due to related parties	499,117	631,578
Advances payable	7,351	7,351
Loans payable	68,371	211,371
	1,091,134	1,372,706

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	6,517,773	5,961,773
Contributed surplus – Note 2	420,439	-
Deficit	(6,546,015)	(6,004,654)
	392,197	(42,881)
	$ 1,483,331	$ 1,329,825

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Renee Brickner"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2004	2003
DEFICIT, BEGINNING OF THE PERIOD	$ 6,004,654	$ 5,530,844
NET LOSS	541,361	54,861
DEFICIT, END OF THE PERIOD	$ 6,546,015	$ 5,585,705

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2004	2003
Administrative Expenses		
Amortization	$ 1,051	$ 1,364
Consulting	9,000	9,000
Interest – Note 3	14,262	15,452
Filing fees	8,597	650
Professional fees	44,915	2,000
Office and miscellaneous	8,560	795
Management fees – Note 3	7,500	7,500
Rent	10,500	10,500
Shareholder communications	7,538	-
Transfer agent	3,163	1,491
Travel & promotion	6,246	6,109
Net loss before other items	(121,332)	(54,861)
Other items		
Interest and miscellaneous income	410	-
Non-cash compensation charge - Note	(420,439)	-
Net loss for the period	$ (541,361)	$ (54,861)
Loss per share	$ 0.02	$ 0.00

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2004	2003
Operating Activities		
Net loss for the period	$ (541,361)	$ (54,861)
Add (deduct) items not affecting cash:		
Amortization	1,051	1,364
Non-cash compensation charge	420,439	-
	(119,871)	(53,497)
Changes in non-cash working capital balances related to operations:		
Amounts receivable	(6,131)	(3,116)
Prepaid expense	(11,987)	(1,951)
Accounts payable	(6,111)	26,867
Due to related parties	(132,461)	31,391
	(276,561)	(306)
Investing Activities		
Deferred exploration costs	(3,320)	-
Financing Activities		
Issuance of common shares for cash	550,000	-
Loans payable	(143,000)	-
	407,000	-
Increase (Decrease) in cash during the period	127,119	(306)
Cash, beginning of the period	310,176	525
Cash, end of the period	$ 437,295	$ 219

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002	13,201,551	5,532,673
Pursuant to private placements - $0.10	4,000,000	400,000
Finders fees	146,760	-
Pursuant to resource property acquisitions – at $0.17	150,000	25,500
– at $0.18	20,000	3,600
Balance December 31, 2003	17,518,311	5,961,773
Pursuant to private placements - $0.10	5,500,000	550,000
Finders fees	220,000	-
Pursuant to resource property acquisitions – at $0.20	30,000	6,000
Balance March 31, 2004	23,268,311	6,517,773

Note 2 Share Capital – cont'd

At March 31,2004, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 31, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2004 and 2003 and the changes during the years then ended is as follows:

	March 31, 2004		March 31, 2003	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	-		660,595	$ 0.36
Granted	1,751,831	$ 0.13	-	
Expired	-		(81,714)	$ 0.21
Options exercisable and outstanding, end of the period	1,751,831	$ 0.13	578,881	$ 0.38

At March 31, 2004 there were 1,751,831 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,751,831	$0.13	January 16, 2006

The Company adopted the new policy to record the fair value of compensation expense on the granting of stock options effective for the year ended December 31, 2003. The fair value is determined using the Black-Scholes model. For the three months ended March 31, 2004 the Company recorded a non-cash compensation charge of $420,439.

Note 6 Share Capital – Note 9 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.75%
Dividend yield	-
Expected stock price volatility	199%
Weighted average expected stock option life	2 years

(ii) Share Purchase Warrants

At December 31, 2003, there were 4,559,094 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
2,248,380	$0.12	December 22, 2005
1,825,000	$0.12	December 31, 2005
4,073,380		

Note 3 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 5,417	$ 3,517	$ 5,024
Furniture and fixtures	16,585	9,510	9,075	11,344
Office equipment	10,000	4,528	5,472	6,840
	$ 35,519	$ 19,454	$ 18,064	$ 23,208

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

Note 4 Related Party Transactions – (cont'd)

	Three months ended March 31, 2004	2003
Interest	$ 7,865	$ 4,504
Management fees	7,500	7,500
Consulting	9,000	9,000
	$ 24,365	$ 21,004

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2004, marketable securities include $6,000 (2003: $6,000) in shares of companies with common directors.

At March 31, 2004, amounts due to related parties include $499,117 (2003: $234,820) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

a) the Company issued 30,000 common shares at $0.20 per share as an option payment with respect to the Gwyn Lake claims.

b) the Company issued 220,000 common shares as finders fees on a private placement.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2004, Buck Lake Ventures Ltd. ("Buck Lake" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of June 25, 2004 provides information on the operations of Buck Lake for the three months ended March 31, 2004 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Canada.

Mineral Properties

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

<u>Buck Lake Project Claims – Ontario</u> – Cont'd

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Buck Lake optioned the initial claims from two prospectors. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2003 Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 150,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2005. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued the 150,000 common shares to the property optionors. The shares were restricted from trading until April 21, 2004.

Buck Lake Project Claims – Ontario – Cont'd

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

Subsequent to March 31, 2004 Buck Lake commenced a Diamond Drill Exploration Program at its Buck Lake Platinum/Paladium/Nickel Project.

This phase I Drill Program is designed to test the Main Discovery Area, with 10 drill holes testing mineralization to depths of up to 200 meters, for a total of 2,000 meters of drilling.

This drill program is expected to delineate the dimensions of the 'breccia pipe' and locate the highly mineralized, layered pyroxenite unit at depth. Of the 10 holes delineated, 8 of the holes are expected to target the Main Discovery Area while the two remaining holes will target a second platinum/palladium showing located 200 meters southwest of the Main Discovery Area.

Consulting geologists believe these highly mineralized pyroxinite clasts sampled on surface at the Main Discovery Area are fragments from a mineralized unit at depth that were brought to the surface through a late, volatile eruption. Buck's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units near surface.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

East Dog River Property – Ontario – Cont'd

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company announced it had entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended

Gwyn Lake Gold Property –Ontario – Cont'd

December 31, 2003 and 30,000 common shares during the three months ended March 31, 2004. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

The following table presents exploration expenditures incurred by the Company during the three months ended March 31, 2004 and year ended December 31, 2003:

Buck Lake Claims	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, March 31, 2004
Acquisition Costs					
Cash	$ 65,000	$ 55,000	$ 120,000	$ -	$ 120,000
Shares	9,000	25,500	34,500	-	34,500
Consulting – cash	100,000	-	100,000	-	100,000
Option payments – shares	(23,000)	-	(23,000)	-	(23,000)
	151,000	80,500	231,500	-	231,500
Deferred Exploration Costs					
Assays	19,576	168	19,744	-	19,744
Equipment rental	54,659	6,040	60,699	-	60,699
Field costs	405,262	6,249	411,511	-	411,511
Geological consulting – Note 9	37,008	19,725	56,733	-	56,733
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	1,420	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	619,994	33,602	653,596	-	653,596
	770,994	114,102	885,096	-	885,096
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Assays	-	24	24	-	24
Field costs	3,961	2,802	6,763	-	6,763
Geological consulting	-	3,675	3,675	-	3,675
Reporting		48	48		48
	3,961	6,549	10,510	-	10,510

..../Cont'd

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Balance December 31, 2002	(Reductions) Additions	Balance, December 31, 2003	(Reductions) Additions	Balance, March 31, 2004
East Dog River Claims	16,461	6,549	23,010		23,010
Mirage Lake Claims					
Acquisition Costs					
Cash	$ 5,000	$ -	$ 5,000	$ -	$ 5,000
Shares	7,500		7,500		7,500
	12,500		12,500		12,500
Deferred Exploration Costs					
Assays	-	383	383	-	383
Field costs	8,509	3,136	11,645	-	11,645
Reporting		1,050	1,050		1,050
	8,509	6,669	15,178		15,178
	21,009	6,669	27,678		27,678
Gwyn Lake Claims					
Acquisition Costs					
Cash	-	5,000	5,000	-	5,000
Shares		3,600	3,600	6,000	9,600
		8,600	8,600	6,000	14,600
Deferred Exploration Costs					
Assays	-	45	45	-	45
Field costs	-	5,192	5,192	-	5,192
Geological consulting	-	6,300	6,300	3,320	9,620
Reporting		45	45		45
		11,582	11,582	3,320	14,902
	-	20,182	20,182	9,320	29,502
Bo Lake and BL Claims	60,800	(60,800)			
	$ 869,264	$ 86,702	$ 955,966	$ 9,320	$ 965,286

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral

Application of Critical Accounting Policies – Cont'd

Resource Properties – Cont'd

properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company adopted the revised requirements of the CICA Handbook Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Annual Financial Information

The following table presents unaudited selected financial information the three months ended March 31, 2004 and last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$	$
Revenue	-	-	-	-
Net loss	(541,361)	(437,810)	(404,752)	(493,165)
Basic and diluted loss per share	(0.02)	(0.04)	(0.03)	(0.05)
Total assets	1,483,331	1,329,825	931,727	888,061

Results of Operations

Net loss for the three months ended March 31, 2004 was $ 541,361 or $0.02 per share as compared to a loss of $54,861 or $0.00 per share for the three months ended March 31, 2003. The increase in the net loss was primarily due to the increase of $42,915 in professional fees and recording a non-cash compensation charge of $420,439 representing fair value of 1,751,831 stock options granted during the quarter.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three months ended March 31, 2004 and 2003 and years ended December 31, 2003, 2002 and 2001:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Expenses – Cont'd

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting, audit and legal	44,915	2,000	130,650	131,233	164,395
Increase (decrease) *	N/A	-	(0.45)	(20.18)	-
Amortization	1,051	1,364	5,458	7,016	3,930
Increase (decrease) *	(23)	-	(22.21)	78.52	-
Bank charges and interest	14,262	15,452	105,786	44,430	51,182
Increase (decrease) *	(7.77)	-	138.09	(13.20)	-
Consulting fees	9,000	9,000	36,000	37,500	53,000
Increase (decrease) *	-	-	(4.0)	(29.25)	-
Filing fees	8,597	650	8,341	3,709	21,678
Increase (decrease) *	N/A	-	124.81	N/A	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office services and expenses	8,560	795	32,047	7,490	24,329
Increase (decrease) *	N/A	-	327.86	N/A	-
Promotion and travel	6,246	6,109	7,896	62,784	50,078
Increase (decrease) *	2.24	-	N/A	25.37	-
Rent	10,500	10,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Shareholder communications fees	7,538	-	2,603	-	12,500
Increase (decrease) *	N/A	-	N/A	N/A	-
Transfer agent	3,163	1,491	3,567	3,698	4,333
Increase (decrease) *	112.14	-	(3.54)	(14.69)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company recoded a non-cash compensation charge of $420,439.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the quarter ended March 31, 2004 and each of the last eight quarters ended December 31, 2003:

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended December 31,								
	2004	2003					2002		
	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(541,361)	(54,861)	(70,455)	(75,190)	(273,304)	(82,411)	(94,804)	(60,590)	(166,947)
Basic/diluted loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)

Liquidity and Capital Resources

At March 31, 2004, the Company had a working capital deficiency of $591,152 (2003: $945,504).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the three months ended March 31, 2004 Buck Lake closed a private placement of 5,500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The units are subject to a hold period and may not be traded until June 10, 2004. 220,000 units restricted from trading until June 10, 2004 were issued as a finder's fee in connection with the private placement.

At March 31, 2004, the Company held cash on hand of $437,295 (2003: $219) and liabilities totalled $1,091,134 (2002: $929,898).

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Three months ended March 31, 2004	2003
Interest	$ 7,865	$ 4,504
Management fees	7,500	7,500
Consulting	9,000	9,000
	$ 24,365	$ 21,004

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2004, marketable securities include $6,000 (2003: $6,000) in shares of companies with common directors.

Risks and Uncertainties

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1607

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 25, 2004

"Raymond Roland"
Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 25, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX Venture Exchange: BUC
OTC Bulletin Board: BUKVF
May 4, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

DRILLING TO COMMENCE FOR PLATINUM/PALLADIUM/ NICKEL PROJECT

Buck Lake Ventures Ltd. ("BUC") is pleased to announce that a Diamond Drill Exploration Program is being mobilized at its Buck Lake Platinum/Palladium/Nickel/Copper Project and scheduled to commence in Mid-May 2004.

This drill program will be the first drill testing of the high grade palladium (31.6 g/t), nickel (9.96 %), platinum (2.82 g/t) and copper (1.53%) discovery at the Main Discovery Area on BUC's Buck Lake Project.

The Buck Lake Platinum, Palladium, Nickel and Copper Project is located near North American Palladium Ltd's Lac des Iles Palladium Mine, approximately 100 km northwest of Thunder Bay, Ontario, Canada, and lies on the "Ring of Fire"- a circular geological structure renowned for the Lac des Iles Mine and several PGE hosting intrusions, including Buck Lake -the intrusion considered to be the most prospective for the presence of platinum, palladium, and nickel mineralization.

The Main Discovery Area at Buck Lake will be the primary focus of the drill program where surface exploration discovered the very significant platinum, palladium, copper and nickel mineralization within highly disrupted pyroxenite breccia clasts hosted within gabbro matrix. Surface pit blasting at the Main Discovery Area revealed the potential for these clasts to contain massive sulphide components of up to 60%. It was grab samples taken from fresh massive sulphides exposed by the blasting that returned up to 31.6 gram per ton palladium, 2.82 grams per ton platinum, 1.53 % copper and 9.96 % nickel.

Consulting geologists believe these highly mineralized pyroxinite clasts on surface at the Main Discovery Area are in fact fragments of a mineralized unit at depth that were

subsequently brought to the surface through a late, volatile eruption. BUC's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units at depth.

Nine drill holes will target the Main Discovery Area while a second platinum/palladium showing located 200 meters southwest of the Main Discovery Trench will also be drill tested.

In conjunction with the Phase I Drill Program, more drill targets are expected through a Phase III trenching program that will follow the mineralization trend from the Main Discovery Trench to the southeast where it currently dips under overburden. An additional 4 trenches are proposed under the Phase III Trenching Program. The four northeast-southwest trending trenches are expected to intermittently cover an area of 100 metres by over 200 metres extending from Main Trench Area.

BUCK LAKE VENTURES LTD.

Per: ***"Raymond Roland"***
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
May 27, 2004

12g3-2(b): 82-1669
standard & Poor's Listed

DRILLING STARTED AT BUCK LAKE PLATINUM/PALLADIUM/ NICKEL PROJECT

Buck Lake Ventures Ltd. ("BUC") is pleased to announce that a Diamond Drill Exploration Program is now underway at its Buck Lake Platinum/Palladium/Nickel/Copper Project and scheduled to be completed by June 7, 2004.

This drill program will be the first drill testing of the high grade palladium (31.6 grams per ton), nickel (9.96 %), platinum (2.82 prams per ton) and copper (1.53%) showings at the Main Discovery Area on Buck Lake.

Consulting geologists believe these highly mineralized pyroxinite clasts sampled on surface at the Main Discovery Area are fragments from a mineralized unit at depth that were brought to the surface through a late, volatile eruption. Buck's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units at depth.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

TSX: BUC
OTC: BUKVF
July 8, 2004

12g3-2(b): 82-1669
Standard & Poor's Listed

Buck Lake Ventures Ltd. Completes 2000 Metre Drill Program
800 Core Samples Submitted for Assay

Buck Lake Ventures Ltd. (BUC-TSX-V) is pleased to report that it has recently completed a 2000 metre Drill Program on it's Platinum/Palladium/Nickel Property located approximately 100kms northwest of Thunder Bay, Ontario, Canada and 25kms west of the Lac Des Iles Palladium Mine,

800 core samples have been submitted to Chemex Laboratories in Thunder Bay, Ontario for Assay. Project geologists have indicated that the drill program went well and the company is awaiting assay results from the drill core. These results will be announced immediately following receipt and analysis by Buck's geologists.

The Drill Program was designed to follow surface mineralization to depth, and to test for mineralized pyroxenite units. Mineralization from a previous surface sample (a grab sample taken from a blast pit within the Main Discovery Area) assayed as high as 31.6 grams per ton palladium, 2.82 grams per ton platinum, 0.64 grams per ton gold, 1.53% copper and 9.96% nickel.

Trading of Buck Lake's securities will resume on July 9, 2004.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1664

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 4, 2004

Item 3. **Press Release**

Press Release dated May 4, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its Diamond Drill Exploration Program on its at its Buck Lake Project.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that a Diamond Drill Exploration Program is being mobilized at its Buck Lake Platinum/Palladium/Nickel/Copper Project and scheduled to commence in Mid-May 2004.

This drill program will be the first drill testing of the high grade palladium (31.6 g/t), nickel (9.96 %), platinum (2.82 g/t) and copper (1.53%) discovery at the Main Discovery Area on the Issuer's Buck Lake Project.

The Buck Lake Platinum, Palladium, Nickel and Copper Project is located near North American Palladium Ltd's Lac des Iles Palladium Mine, approximately 100 km northwest of Thunder Bay, Ontario, Canada, and lies on the "Ring of Fire"- a circular geological structure renowned for the Lac des Iles Mine and several PGE hosting intrusions, including the Issuer -the intrusion considered to be the most prospective for the presence of platinum, palladium, and nickel mineralization.

The Main Discovery Area at the Issuer will be the primary focus of the drill program where surface exploration discovered the very significant platinum, palladium, copper and nickel mineralization within highly disrupted pyroxenite breccia clasts hosted within gabbro matrix. Surface pit blasting at the Main Discovery Area revealed the potential for these clasts to contain massive sulphide components of up to 60%. It was grab samples taken from fresh massive sulphides exposed by the blasting that returned up to 31.6 gram per ton palladium, 2.82 grams per ton platinum, 1.53 % copper and 9.96 % nickel.

Consulting geologists believe these highly mineralized pyroxinite clasts on surface at the Main Discovery Area are in fact fragments of a mineralized unit at depth that were subsequently brought to the surface through a late, volatile eruption. the Issuer's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units at depth.

Nine drill holes will target the Main Discovery Area while a second platinum/palladium showing located 200 meters southwest of the Main Discovery Trench will also be drill tested.

In conjunction with the Phase I Drill Program, more drill targets are expected through a Phase III trenching program that will follow the mineralization trend from the Main Discovery Trench to the southeast where it currently dips under overburden. An additional 4 trenches are proposed under the Phase III Trenching Program. The four northeast-southwest trending trenches are expected to intermittently cover an area of 100 metres by over 200 metres extending from Main Trench Area.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of May, 2004.

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 27, 2004

Item 3. Press Release

Press Release dated May 27, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that a Diamond Drill Exploration Program is now underway and scheduled to be completed by June 7, 2004.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that a Diamond Drill Exploration Program is now underway at its Buck Lake Platinum/Palladium/Nickel/Copper Project and scheduled to be completed by June 7, 2004.

This drill program will be the first drill testing of the high grade palladium (31.6 grams per ton), nickel (9.96 %), platinum (2.82 prams per ton) and copper (1.53%) showings at the Main Discovery Area on Buck Lake.

Consulting geologists believe these highly mineralized pyroxinite clasts sampled on surface at the Main Discovery Area are fragments from a mineralized unit at depth that were brought to the surface through a late, volatile eruption. The Issuer's drill program is designed to follow surface mineralization to depth and to test for highly mineralized pyroxenite units at depth.

Item 6. **Reliance on Section 7.1(2) or 7.1(3) of National Instrument 51-102**

The Issuer is not relying on Section 7.1(2) or 7.1(3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of June, 2004.

Raymond Roland, President

82-1661

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 8, 2004

Item 3. **Press Release**

Press Release dated July 8, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to report that it has completed a 2000 metre Drill Program on the Platinum/Palladium/Nickel Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report that it has recently completed a 2000 metre Drill Program on it's Platinum/Palladium/Nickel Property located approximately 100kms northwest of Thunder Bay, Ontario, Canada and 25kms west of the Lac Des Iles Palladium Mine,

800 core samples have been submitted to Chemex Laboratories in Thunder Bay, Ontario for Assay. Project geologists have indicated that the drill program went well and the company is awaiting assay results from the drill core. These results will be announced immediately following receipt and analysis by the Issuer's geologists.

The Drill Program was designed to follow surface mineralization to depth, and to test for mineralized pyroxenite units. Mineralization from a previous surface sample (a grab sample taken from a blast pit within the Main Discovery Area)

assayed as high as 31.6 grams per ton palladium, 2.82 grams per ton platinum, 0.64 grams per ton gold, 1.53% copper and 9.96% nickel.

Trading of the Issuer's securities will resume on July 9, 2004.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of July, 2004.

"Raymond Roland"
Raymond Roland, President

02-1604

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **BUCK LAKE VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 30, 2004 of 50,000 common shares of Buck Lake Ventures Ltd. in connection with a property acquisition, Buck Lake Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, as of the 4th day of February, 2004.

BUCK LAKE VENTURES LTD.

By: ______________________
Leeta Drinovz, Director